March 22, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attention:  Ms. Ashley Vroman-Lee

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Owl Rock Capital Corporation II

Post-Effective Amendment No. 5 to Registration Statement on Form N-2 (File No. 333-213716)

Dear Ms. Vroman-Lee:

On behalf of Owl Rock Capital Corporation II (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company via telephone on March 13, 2018, regarding the Company’s Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-213716) (the “Registration Statement”), and the prospectus contained therein (the “Prospectus”) as filed with the SEC on January 29, 2018.  The Staff’s comments are set forth below and are followed by the Company’s responses. The revisions to the Prospectus referenced in the below responses are set forth in Amendment No. 6 to the Registration Statement, filed with the SEC concurrently herewith.  Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Prospectus.

1.                                      Comment: On the cover page, please clarify that “the high yield and syndicated loan market” is often referred to as “junk” investments.

Response: The Company has revised its disclosure accordingly.

2.                                      Comment: On the cover page, please provide a brief definition of a “blind pool”.

Response: The Company has revised its disclosure accordingly.

3.                                      Comment: With respect to the “Financing Arrangements” section on page 3, please explain on a supplemental basis why borrowing from the investment adviser does not violate Section 17 of the Investment Company Act of 1940, as amended (the “1940 Act”). Is there an applicable exception?

Response: The Company respectfully advises the Staff on a supplemental basis that Section 57 of the 1940 Act is the regulation similar to Section 17 that applies to BDCs. Section 57 does not prohibit a BDC from borrowing from its investment adviser. Section 57(a)(3) prohibits an affiliate from borrowing from a BDC, but there is no prohibition on a BDC borrowing from an affiliate. In connection with such loan there is no pledge of collateral, because the pledge of collateral could be deemed to be

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the sale of an asset from the BDC to its investment adviser, which would be prohibited by Section 57(a)(2).

4.                                      Comment: With respect to the “Distribution Policy” section on page 4, please clarify on a supplemental basis whether the Company has or intends to return capital to its investors.

Response: The Company respectfully advises the Staff on a supplemental basis that the Company has not and does not intend to return capital to its investors.

5.                                      Comment: With respect to the Fees and Expenses table, please explain on a supplemental basis why the expense ratios do not reflect the Expense Support Agreement.

Response: The Company respectfully advises the Staff on a supplemental basis that the expense ratios in the Fees and Expenses table do not reflect the Expense Support Agreement because such agreement may be terminated at any time in the sole discretion of the investment adviser. Reflecting the Expense Support Agreement may understate the expense ratios and may not provide the Company’s investors with accurate information.

6.                                      Comment: With respect to footnote 3 to the Fees and Expenses table, please confirm on a supplemental basis that there are no additional fees charged to the Company’s shareholders on an individual basis.

Response: The Company respectfully advises the Staff on a supplemental basis that there are no additional fees charged to the Company’s shareholders on an individual basis.

7.                                      Comment: On a supplemental basis, please explain to the Staff the difference between the Company and Owl Rock Capital Corporation.

Response: The Company is a non-traded business development company (“BDC”). Its shareholders invest pursuant to weekly closings on subscriptions accepted by the Company and must meet certain suitability standards as (1) listed in its prospectus and (2) required by the states in which shares are sold. Owl Rock Capital Corporation is a private BDC, and its shareholders are accredited investors who invest pursuant to private placements. The marketing and distribution channels of each fund vary accordingly.

8.                                      Comment: On page 49, the Company states that it “may make investments in countries whose governments or economies may prove unstable”. If the Company will invest in emerging markets, please include appropriate risk disclosure.

Response: The Company respectfully advises the Staff that it does not intend to invest in emerging markets, so it has not adjusted its risk disclosure.

9.                                      Comment: With respect to the “Indemnification of the Adviser” section on page 124, please disclose that the Company will comply with Section 17(i) of the 1940 Act.

Response: The Company has revised its disclosure accordingly.

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Do not hesitate to contact me at (202) 383-0218 or Kristin Burns at (212) 287-7023 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus